Exhibit 99.1

New Gold Announces Closing of $300 Million Senior Notes Offering

(All figures are in US dollars unless otherwise indicated)

April 5, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces the closing of its private offering of $300 million aggregate principal amount of 7.0% Senior Notes due 2020 (the “Notes”). New Gold intends to use the net proceeds of the Notes to fund the redemption of its 10.0% Senior Secured Notes due 2017 (the “Senior Secured Notes”) and for general corporate purposes. New Gold today issued an irrevocable notice of redemption for the Senior Secured Notes.

“We are very pleased to have completed this financing as it lowers the interest rate, extends the term and enhances our flexibility when compared to the Senior Secured Notes,” stated Brian Penny, Chief Financial Officer. “After the redemption of these notes and related costs, we anticipate having a further $90 million of cash on our balance sheet.”

The redemption date for the Senior Secured Notes will be May 7, 2012.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks discussed in the risk factors section in New Gold’s latest annual information form available under New Gold’s SEDAR profile at www.sedar.com. Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

For further information please contact:
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com